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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FLORAFAX INTERNATIONAL, INC.
                        --------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                        --------------------------------
                         (Title of Class of Securities)

                                    339825101
                        --------------------------------
                                 (CUSIP Number)


                                ROBIN W. WILLIAMS
                                 616 Azalea Lane
                            Vero Beach, Florida 32963
                                 (561) 234-4144


                        --------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 9, 1998

                        --------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 339825101

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      1.           Name of reporting persons                                                                  Robin W. Williams


                   S.S. or I.R.S. Identification Nos. of Above Persons                                        SSN:  ###-##-####

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      2.           Check the Appropriate Box if a Member of a Group (See Instructions)                          (a)     [    ]
                                                                                                                (b)     [ x  ]
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      3.           SEC Use Only

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      4.           Source of funds
                   PF - Personal Funds of Reporting Person

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      5.           Check Box if Disclosure of Legal Proceedings is Required Pursuant to
                   items 2(d) or 2(e)                                                                                   [    ]

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      6.           Citizenship or Place or Organization
                   United States of America

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Number of          7.       Sole Voting Power                       125,168
Shares
Beneficially     ---------------------------------------------------------------------------------------------------------------
Owned by Each
Reporting          8.       Shared Voting Power                     364,789
Person With
                 ---------------------------------------------------------------------------------------------------------------

                   9.       Sole Dispositive Power                  125,168

                 ---------------------------------------------------------------------------------------------------------------

                   10.      Shared Dispositive Power                364,789

                 ---------------------------------------------------------------------------------------------------------------

 11.               Aggregate Amount Beneficially Owned by Each Reporting Person                                         489,957


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 12.               Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:                              [     ]

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 13.               Percent of Class Represented by Amount in Row (11):                                                   6.18%

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 14.               Type of Reporting Person                                                               IN-Individual Person

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




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Item 1.     Security and Issuer.

            This Statement relates to the common stock (the "Common Stock"), par value $.01 per share, of Florafax International, Inc. (the "Issuer"). The address of the principal executive offices of the Company is 8075 20th Street, Vero Beach, Florida, 32966.

Item 2.     Identity and Background.

            (a)    This Statement is being filed by Robin W. Williams.

            (b) Mrs. Williams' address is 616 Azalea Lane, Vero Beach, Florida, 32963.

            (c)    Mrs. Williams is a housewife.

            (d) During the past five years, Mrs. Williams has not been convicted in a criminal proceeding.

            (e) During the past five years, Mrs. Williams has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

            (f) Mrs. Williams is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

            The source of funds used by Mrs. Williams to purchase the securities of the Issuer was personal funds.

Item 4.     Purpose of Transaction.

            Mrs. Williams acquired the securities of the Issuer for investment purposes. Mrs. Williams may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by Mrs. Williams and upon other developments and circumstances, including, but not limited to general economic and business conditions and stock market conditions.

Item 5.     Interest in Securities of the Issuer.

            (a) Robin Williams is the beneficial owner of 489,957 shares representing 6.18% of the Common Stock of the Issuer. The 489,957 shares of Common Stock beneficially owned by Mrs. Williams includes:

                        (i) 39,285 shares of Common Stock owned solely by Mrs. Williams;

                        (ii) 326,118 shares of Common Stock owned jointly by Mrs. Williams and her husband Andrew W. Williams;

                        (iii) 85,883 shares of Common Stock owned by the Robin Williams Family Trust, of which Mrs. Williams is the Trustee; and

                        (iv) 38,671 shares of Common Stock as one of three trustees for the Alvin W. Wunderlich, Jr. Grandchildren Trust;

            The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. As of October 7, 1998 there were 7,929,223 shares of Common Stock of the Issuer outstanding as reported in the Issuer's Annual Report on Form 10KSB for the period ended August 31, 1998.

            (b) (i) Robin W. Williams has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of 125,168 shares of Common Stock beneficially owned by her.


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            (ii)     Robin W. Williams has the shared power (i) to vote or
to direct the voting of and (ii) to dispose and to direct the disposition of 364,789 shares of Common Stock beneficially owned by her.

            (c) On October 22, 1998, the Board of Directors of Equity Resource Group of Indian River County, Inc. ("ERG"), formerly the beneficial owner of more than five percent of the Common Stock, declared a dividend for the distribution of one share of the Common Stock for every seven shares of common stock of ERG held by the shareholders of ERG as of the October 30, 1998 record date. As a result of this dividend: (i) Robin W. Williams received 39,285 shares of Common Stock; (ii) 62,387 shares of Common Stock were distributed jointly to Mrs. Williams and Mr. Williams; (iii) 63,383 shares of Common Stock were distributed to the Robin W. Williams Family Trust; (iv) and 38,671 shares of Common Stock were distributed to the Alvin W. Wunderlich, Jr. Grandchildren Trust. The dividend distribution was effected at the offices of ERG by the appropriate officer of ERG in Vero Beach, Florida.

            (d)      Not Applicable.

            (e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Mrs. Williams is the wife of Andrew W. Williams who is also the beneficial owner of more than 5% of the Common Stock.

Item 7.     Material to be Filed as Exhibits.

            Not Applicable.


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                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:      January 29, 1999
                                                      /s/ Robin W. Williams
                                                      -----------------------
                                                      Robin W. Williams